NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan


04054060

December 17, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1676.

Sincerely,

Hisashi Saito

Corporate Communications
NEC Electronics Corporation

BY Express Mail
Enclosures

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NEC ELECTRONICS
SEMIANNUAL REPORT
For six months ended September 30, 2004

TO OUR SHAREHOLDERS

For the six months ended September 30, 2004, the global economy remained generally positive, despite the effects of higher crude oil prices, U.S. interest rate hikes and other points of uncertainty. This global economic growth also stimulated economic growth in Japan, where exports increased, and capital investments recovered with improved corporate earnings and higher consumer spending. The global semiconductor market was also spurred by a recovery in demand for PCs, the widespread uptake of 3G mobile handsets, and healthy sales of DVD recorders, flat-screen TVs and other digital audio/visual (AV) equipment, among other factors.

During this period, NEC Electronics' net sales climbed ¥28.8 billion year on year, to ¥376.8 billion. Brisk sales of system LSIs for digital AV equipment and LCD driver ICs, as well as automotive semiconductors overcame the impact of the yen's appreciation.

Income before income taxes rose ¥9.4 billion year on year to ¥29.1 billion, as earnings were boosted by net sales growth, improved productivity and more efficient use of expenses. Ultimately, earnings growth was sufficient to absorb the negative effects of the yen's appreciation on income and a spike in depreciation and amortization, reflecting higher capital investment in response to growing semiconductor demand. Net income rose to ¥17.9 billion, an increase of ¥5.8 billion from the corresponding period a year earlier.

For the six months ended September 30, 2004, NEC Electronics declared interim dividends of ¥10 per share, which were distributed to shareholders starting December 10, 2004.

In contrast to the first half of the fiscal year, the semiconductor business environment in the second half is likely to see a decline as LCD driver ICs undergo a temporary



Net Sales
(¥ billion)
300
200
100
0
Sept. 30, 2003
Sept. 30, 2004
Semiconductors
Other
Income before Income Taxes
(¥ billion)
20
10
0
Net Income
(¥ billion)
15
10
5
0
Total Assets
(¥ billion)
600
300
0
Shareholders' Equity
(¥ billion)
300
200
100
0
R&D Expenses and Capital Expenditures
(¥ billion)
90
60
30
0
R&D Expenses
Capital Expenditures

correction phase, and demand for semiconductors used in digital AV equipment wanes. In this difficult operating environment, NEC Electronics remains committed to driving sales growth by pursuing high customer satisfaction levels, curbing expenses and enacting other measures to enhance both corporate and shareholder value.

October 2004



Kaoru Tosaka
President



Breakdown of Semiconductor Net Sales by End-Market Application

(%)



Communications	21%
Computing and Peripherals	21%
Consumer Electronics	15%
Automotive and Industrial	14%
Multi-market ICs	11%
Discrete, Optical and Microwave Devices	18%

Sept. 30, 2004

CONDENSED CONSOLIDATED BALANCE SHEETS

NEC Electronics Corporation and Subsidiaries
As of March 31, 2004 and September 30, 2004

ASSETS	Millions of yen March 31, 2004	Millions of yen September 30, 2004 (Unaudited)	Thousands of U.S. dollars September 30, 2004 (Unaudited)
Current assets:			
Cash and cash equivalents	¥ 165,460	¥ 238,097	$ 2,164,518
Notes and accounts receivable, trade	108,695	109,503	995,482
Allowance for doubtful notes and accounts	(461)	(565)	(5,136)
Loans receivable	6,083	2,462	22,382
Inventories	72,730	71,583	650,755
Deferred tax assets	15,309	17,093	155,391
Prepaid expenses and other current assets	5,613	8,954	81,400
Total current assets	373,429	447,127	4,064,792
Investments:			
Marketable securities	9,469	8,819	80,173
Investments, other	571	929	8,445
	10,040	9,748	88,618
Property, plant and equipment:			
Land	17,273	17,350	157,727
Buildings	231,467	233,196	2,119,964
Machinery and equipment	900,163	928,859	8,444,173
Construction in progress	21,823	67,317	611,972
	1,170,726	1,246,722	11,333,836
Accumulated depreciation	(860,126)	(867,449)	(7,885,900)
	310,600	379,273	3,447,936
Other assets:			
Deferred tax assets	35,580	30,714	279,218
License fees and other intangibles	10,747	11,756	106,873
Other	1,119	1,125	10,227
	47,446	43,595	396,318
	¥ 741,515	¥ 879,743	$ 7,997,664

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥110=U.S.$1.

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2004	Millions of yen September 30, 2004 (Unaudited)	Thousands of U.S. dollars September 30, 2004 (Unaudited)
Current liabilities:			
Short-term borrowings	¥ 6,370	¥ 6,304	$ 57,309
Current portion of long-term debt	8,020	8,569	77,900
Current portion of obligation under capital leases	718	971	8,827
Notes and accounts payable, trade	129,832	176,160	1,601,455
Accounts payable, other and accrued expenses	44,784	47,317	430,155
Accrued income taxes	8,291	9,769	88,809
Other current liabilities	6,762	8,788	79,890
Total current liabilities	204,777	257,878	2,344,345
Long-term liabilities:			
Long-term debt	71,538	139,742	1,270,382
Obligation under capital leases	5,281	4,797	43,609
Accrued pension and severance costs	84,095	81,947	744,973
	160,914	226,486	2,058,964
Minority shareholders' equity consolidated in subsidiaries	4,085	3,933	35,755
Commitments and contingent liabilities			
Shareholders' equity:			
Common stock:			
Authorized—400,000,000 shares			
Issued and outstanding			
March 31, 2004 —123,500,000 shares	85,955		
September 30, 2004—123,500,000 shares		85,955	781,409
Additional paid-in capital	275,667	275,931	2,508,464
Retained earnings	27,268	43,932	399,382
Accumulated other comprehensive income (loss)	(17,147)	(14,367)	(130,610)
	371,743	391,451	3,558,645
Treasury stock, at cost:			
March 31, 2004 —592 shares	(4)		
September 30, 2004—620 shares		(5)	(45)
	371,739	391,446	3,558,600
	¥741,515	¥879,743	$7,997,664

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND RETAINED EARNINGS

NEC Electronics Corporation and Subsidiaries
For the six months ended September 30, 2003 and 2004 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Sales and other income:			
Net sales	¥348,044	¥376,827	$3,425,700
Gain on sales of property, plant and equipment and investments in securities and other	1,311	1,804	16,400
Interest and dividend income	182	209	1,900
	349,537	378,840	3,444,000
Costs and expenses:			
Cost of sales	232,093	251,921	2,290,191
Research and development	50,388	52,763	479,664
Selling, general and administrative	40,301	41,479	377,081
Interest	801	394	3,582
Other	6,434	3,193	29,027
	330,017	349,750	3,179,545
Income before income taxes and minority interest in losses of subsidiaries	19,520	29,090	264,455
Provision for income taxes	8,198	11,345	103,137
Income before minority interest in losses of subsidiaries	11,322	17,745	161,318
Minority interest in losses of subsidiaries	(794)	(154)	(1,400)
Net income	12,116	17,899	162,718
Comprehensive income:			
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(1,598)	2,056	18,691
Minimum pension liability adjustment	2,128	877	7,973
Unrealized gains (losses) on marketable securities	1,398	(98)	(891)
Unrealized gains (losses) on derivative financial instruments	(64)	(55)	(500)
Other comprehensive income	1,864	2,780	25,273
Comprehensive income	¥ 13,980	¥ 20,679	$ 187,991
Retained earnings:			
Balance at beginning of period	¥ 1,672	¥ 27,268	$ 247,891
Net income	12,116	17,899	162,718
Dividends	—	1,235	11,227
Balance at end of period	¥ 13,788	¥ 43,932	$ 399,382

	Yen		U.S. dollars
	2003	2004	2004
Net income per share	¥ 110.35	¥ 144.93	$ 1.32

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥110=U.S.$1.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC Electronics Corporation and Subsidiaries
For the six months ended September 30, 2003 and 2004 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Net cash provided by operating activities:			
Net income	¥ 12,116	**¥ 17,899**	**$ 162,718**
Depreciation and amortization	37,561	**45,149**	**410,445**
Other	11,030	**15,183**	**138,028**
	60,707	**78,231**	**711,191**
Net cash used in investing activities	(37,626)	**(71,331)**	**(648,464)**
Free cash flow	23,081	**6,900**	**62,727**
Net cash provided by financing activities	86,788	**65,013**	**591,027**
Effect of exchange rate changes on cash and cash equivalents	(511)	**724**	**6,582**
Net increase in cash and cash equivalents	¥109,358	**¥ 72,637**	**$ 660,336**

SEGMENT INFORMATION

NEC Electronics Corporation and Subsidiaries
For the six months ended September 30, 2003 and 2004 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Sales to external customers by market application:			
Communications	¥ 75,600	**¥ 76,751**	**$ 697,736**
Computing and Peripherals	64,707	**76,766**	**697,873**
Consumer Electronics	38,664	**52,749**	**479,536**
Automotive and Industrial	44,423	**50,763**	**461,482**
Multi-market ICs	41,498	**39,863**	**362,391**
Discrete, Optical and Microwave Devices	61,130	**63,465**	**576,955**
Other	22,022	**16,470**	**149,727**
Total	¥348,044	**¥376,827**	**$3,425,700**
Geographic information:			
Net sales:			
Japan	¥214,150	**¥216,282**	**$1,966,200**
United States of America	34,428	**44,893**	**408,118**
Europe	37,395	**39,424**	**358,400**
Asia	62,071	**76,228**	**692,982**
Total	¥348,044	**¥376,827**	**$3,425,700**
Geographic profit:			
Japan	¥ 21,181	**¥ 20,615**	**$ 187,409**
United States of America	950	**4,637**	**42,155**
Europe	851	**806**	**7,327**
Asia	2,280	**4,606**	**41,873**
Total	¥ 25,262	**¥ 30,664**	**$ 278,764**

Note: Attributed to geographic areas based on the country location of NEC Electronics Corporation or subsidiaries.

INVESTOR INFORMATION

Company Name
NEC Electronics Corporation

Headquarters
1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan

Established
November 1, 2002

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan
Request change of address and other forms
Japan toll free: 0120-175-417
Transfers and other inquiries
Japan toll free: 0120-176-417

Stock Exchange Listing
Tokyo Stock Exchange (Code: 6723)

Composition of Shareholders

Japanese Corporations	84.7%
NEC Corporation	65.0%
Financial Institutions	18.6%
Securities Companies	0.9%
Other Corporations	0.2%
Japanese Individuals and Others	2.9%
Foreign Investors	12.4%

(As of September 30, 2004)

NEC Electronics Corporation
Investor Relations
Corporate Communications Division
Corporate Strategic Planning Unit
Tel: +81 44-435-1664
Fax: +81 44-435-1669
e-mail: ir@necel.com
http://www.necel.com/en/ir/

CAUTIONARY STATEMENTS
The statements in this semiannual report with respect to NEC Electronics' current plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements. Such forward-looking statements are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. We do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. The risks and uncertainties that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC Electronics' markets, which are primarily Japan, Asia, North America and Europe; demand for, and competitive pricing pressure on, NEC Electronics' products and services in the marketplace; NEC Electronics' ability to continue to win acceptance for its products and services in these highly competitive markets; and fluctuations of currency exchange rates, particularly the rate between the yen and the U.S. dollar in which NEC Electronics makes significant sales.